July 28, 2005
	VIA FACSIMILE


Dr. Earl Abbott
President
AAA Minerals, Inc.
3841 Amador Way
Reno, NV 89502

Re:	AAA Minerals, Inc.
      Registration Statement on Form SB-2
      File No. 333-119848
      Amended July 20, 2005

Dear Dr. Abbott:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Jesse Wall and Carla Bird met George Nicholson at a resource investment conference in Vancouver, British Columbia in the spring of 2004. Please clarify how they met Dr. Earl Abbott and came to sell their mineral interests to AAA Minerals, Inc. Please disclose whether Mr. Nicholson or Mr. Greg Yankee is a promoter as defined under Rule 405 of the Securities Act. If you do not believe they are promoters, please provide a supplemental explanation for this belief.




2. Please disclose of any agreements or understandings between Ms. Bird and Ms. Wall and any other parties with respect to acquiring the property and contributing such properties to the issuer.

3. Please disclose any arrangements, agreements or understandings with respect to the sale of these securities.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Craig Slivka at (202) 551-3729 with any questions.

      Sincerely,


      John Reynolds
      Assistant Director

CC:	Gregory S Yankee, Esq.
	604-681-7600
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Dr. Earl Abbott
AAA Mineral, Inc.
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE